FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for Fiscal Year 2013 Second Quarter Ended December 31, 2012

Q2 Financial Highlights

•	Quarterly revenues of $87.2 million, representing an increase of 8.6% compared to $80.3 million year over year, and a decrease of 1.0% compared to $88.1 million quarter over quarter.
•	Gross margin at 32.1%, as compared to 38.5% year over year, and 34.4% quarter over quarter.
•	Non-GAAP net income attributable to Hollysys of $13.6 million, a 33.4% decrease compared to $20.4 million year over year, and a 13.7% decrease compared to $15.8 million quarter over quarter. Excluding $9.3 million VAT refunds recorded in the second quarter of the prior year, which was related to the VAT refund claims made for the sales from January to September 2011 that were approved in the second quarter of the prior year due to the delay in the government’s issuance of the renewed VAT refund policy, Non-GAAP net income attributable to Hollysys increased by 21.9% compared to $11.2 million year over year.
•	Non-GAAP Diluted EPS at $0.24 reported for the quarter, as compared to $0.37 year over year, and $0.28 quarter over quarter.
•	Backlog of $359.6 million as of December 31, 2012, a 8.3% increase compared to $332.1 million year over year, and 2.5% decrease compared to $368.7 million quarter over quarter.
•	Quarterly DSO of 161 days, as compared to 150 days year over year, and 140 days quarter over quarter.
•	Inventory turnover days of 42 days for the current quarter compared to 54 days year over year, and 43 days quarter over quarter.
•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $133.5 million as of the current quarter end.

Beijing, China – February 19, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2013 second quarter ended on December 31, 2012 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: "We continue to report another quarter with solid financial and operational performance, but we are not satisfied with overall results achieved amid the unfavorable external environment. We have to say we underestimated the impact that the downturn of the macro economy brought to our businesses including both industrial automation and rail transportation: the restart of high-speed rail construction is slower than we expected; and more importantly we underestimated the impact it brought to low- and middle-end markets of industrial automation. So in January of this new year, we conducted a thorough introspection deeply across various levels of management and the execution team and we adjusted our strategies: firstly, we will continue to intensify marketing efforts in the industrial automation field, expand our sales and service network across China and enhance market position in the low- and middle-end of the industrial automation market; secondly, we will organize professional teams to penetrate and occupy the high-end market; thirdly, we will actively work on new business opportunities and boost these businesses' growth. All in all, we believe that we did not make our full efforts and achieve satisfactory results in the past half year; in this calendar year we will spare no efforts to achieve our originally set targets with all that we can do. What's more, the recovery of China's economy in 2013 will further support our growth, incorporating with our own efforts.

"Here I would like to take this opportunity to discuss some key events that took place during this quarter:

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 2

"Industrial automation continued its solid growth and performed as the largest growth driver for the whole group. During this quarter, we further segmented the process industries including chemical, petro-chemical, thermal power as well as metallurgy, new energies, etc.; we found more automation application opportunities and made several significant breakthroughs in penetrating to the high end of several industries. Also, we released several advanced technologies such as our 5th generation Distributed Control System, Safety Instrumentation System, which we believe will further complete our total solution offerings and bring us significant revenue contribution; moreover, we believe that the intention to reduce labor cost and energy consumption, protect the environment, improve safety, and increase output with higher quality will be a major trend and bring us tremendous business opportunities. With our solid research and development capability, profound industry knowledge, renowned brand name recognition and successful track record, we are more than confident that we will continue to drive our industrial automation growth to a higher level and create value for our customers.

"In the rail sector, even though the restarted pace of high-speed rail construction is not yet as fast as expected, the momentum is on the upward trend. As one of the major high-speed rail signaling system providers in China, Hollysys is well prepared for more meaningful and significant contract awards and systems providing. In this quarter, we signed a contract to provide Line-side Electronic Unit (LEU) and Balise to the Chongqing-Lichuan high-speed rail line in October. In addition, we are encouraged by the contract win of approximately RMB 67.60 million, or US $10.75 million, to supply our ground-based signaling system to the Xiamen-Shenzhen high-speed rail line, Guangdong Section in December. Given that the Ministry of Railways of China ("MOR") plans to beef up investment in railway infrastructure construction as compared to last year, we are confident that with our strong research and development capability and well-reputed track records, Hollysys will capture its fair share in China's vast high-speed rail build out. We are also well on track in completing the development of our proprietary subway signaling system, and have currently reached the last phase of certification. We expect that we will soon attain the Safety Integrity Level 4 certification of subway signaling system according to international standards, which will build us to an unparalleled place to further explore China and international subway signaling business opportunities.

"In this quarter, we are also delighted with the outstanding achievements by our wholly owned subsidiary, Concord Corporation Pte. Ltd. ("Concord"). In November last year, Concord signed a contract with SMRT Trains Ltd in Singapore to provide design, electrification and installation for station renovations on the North-South and East-West lines, valued at approximately $5.59 million. Shortly after this contract, in December the same year, Concord signed a significant contract with Thales Solutions Asia Pte Ltd to provide design, installation, testing & commission for replacing the existing signaling systems for the North-South and East-West lines and install new signaling systems for the Tuas West Extension line (TWEL) in Singapore, valued at approximately $19.14 million. The two successful records in this quarter further validate the rich experience and knowledge, capability and strong track record of Concord. We believe that it is a good synergy between Hollysys and Concord, which will greatly enhance Hollysys' international presence, and enable us to continuously create value for our shareholders."

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 3

The Second Quarter Ended December 31 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Six months ended
	December 31, 2012	December 31, 2011	% Change	December 31, 2012	December 31, 2011	% Change

Revenues	$87,206	80,288	8.6%	175,272	167,452	4.7%
Integrated contract revenue	$81,182	75,902	7.0%	164,034	159,384	2.9%
Products sales	$6,024	4,386	37.3%	11,239	8,069	39.3%
Cost of revenues	$59,195	49,412	19.8%	116,995	103,629	12.9%
Gross profit	$28,010	30,877	(9.3)%	58,277	63,824	(8.7)%
Total operating expenses	$13,269	8,870	49.6%	28,786	26,385	9.1%
Selling	$8,086	8,060	0.3%	14,679	15,042	(2.4)%
General and administrative	$4,143	7,385	(43.9)%	9,975	12,243	(18.5)%
Research and development	$8,334	6,881	21.1%	16,009	12,950	23.6%
VAT refunds and government subsidies	$(7,295)	(13,456)	(45.8)%	(11,878)	(13,851)	(14.2)%
Income from operations	$14,742	22,007	(33.0)%	29,491	37,439	(21.2)%
Other income, net	$902	71	1,162.0%	2,938	259	1032.9%
Share of net (loss) income of equity investees	$(451)	207	(317.9)%	288	152	90.0%
Dividend income from cost investees	$829	-	-	829	-	-
Interest income	$751	424	77.0%	1,732	629	175.4%
Interest expenses	$(521)	(865)	(39.7)%	(1,237)	(1,791)	(30.9)%
Income tax expenses	$2,635	1,334	97.5%	4,601	3,201	43.8%
Non-GAAP net income attributable to non-controlling interest	$18	82	(78.2)%	93	223	(58.4)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$13,597	20,428	(33.4)%	29,348	33,265	(11.8)%
Basic Non-GAAP EPS	$0.24	0.37	(35.1)%	0.52	0.60	(13.3)%
Diluted Non-GAAP EPS	$0.24	0.37	(35.1)%	0.52	0.60	(13.3)%

Stock-based compensation expenses	$527	157	234.8%	1,054	315	234.8%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$13,071	20,271	(35.5)%	28,294	32,950	(14.1)%
Basic GAAP EPS	$0.23	0.36	(36.1)%	0.51	0.60	(15.0)%
Diluted GAAP EPS	$0.23	0.36	(36.1)%	0.50	0.59	(15.3)%

Basic weighted average common shares outstanding	56,001,526	55,703,338	0.5%	56,000,221	55,356,413	1.2%
Diluted weighted average common shares outstanding	56,070,948	55,852,982	0.4%	56,066,950	55,592,152	0.9%

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 4

Operational Results Analysis for the Second quarter ended December 31, 2012

For the three months ended December 31, 2012, total revenues increased by 8.6% to $87.2 million, from $80.3 million for the same period in the prior year. Of the total revenues, revenue from integrated contracts increased by 7.0% to $81.2 million, as compared to $75.9 million for the same period of the prior year; revenue from products sales increased by 37.3% to $6.0 million, as compared to $4.4 million for the same period of the prior year. The Company’s total revenue by segment was as followings:

	Three months ended Dec 31,				Six months ended Dec 31,
	2012		2011		2012		2011
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	53.9	61.8%	48.1	59.9%	114.0	65.1%	102.9	61.5%
Rail Transportation	21.5	24.6%	24.8	30.9%	36.4	20.8%	50.4	30.1%
Miscellaneous	11.8	13.6%	7.4	9.2%	24.9	14.1%	14.1	8.4%
Total	87.2	100.0%	80.3	100.0%	175.3	100.0%	167.4	100.0%

As a percentage of total revenues, overall gross margin was 32.1% for the three months ended December 31, 2012, as compared to 38.5% for the same period of the prior year. The gross margin for integrated contracts and product sales were 29.8% and 63.8% for the three months ended December 31, 2012, as compared to 36.4% and 73.4% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin.

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 5

For the three months ended December 31, 2012, selling expenses were $8.1 million, compared to $8.1 million for the same quarter of the prior year, representing a slight increase of 0.3% year over year. As a percentage of total revenues, selling expenses were 9.3% and 10.0% for the three months ended December 31, 2012, and 2011, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $4.1 million for the quarter ended December 31, 2012, representing an decrease of $3.3 million, or 43.9%, as compared to $7.4 million for the same period of the prior year, mainly due to a decrease of 1.7 million of bad debt allowance. As a percentage of total revenues, G&A expenses were 4.8% and 9.2% for the three months ended December 31, 2012 and 2011, respectively. Including the non-cash stock-based compensation cost recorded on a GAAP basis, G&A expenses were $4.7 million and $7.5 million for the three months ended December 31, 2012 and 2011, respectively.

Research and development expenses were $8.3 million for the three months ended December 31, 2012, compared to $6.9 million for the same quarter of the prior year, representing a year over year increase of $1.4 million, or 21.1%. The increase was mainly due to the Company’s increased R&D activities. As a percentage of total revenues, R&D expenses were 9.6% and 8.6% for the quarter ended December 31, 2012 and 2011, respectively.

The VAT refunds and government subsidies amounted to $7.3 million for three months ended December 31, 2012, as compared to $13.5 million for the same period in the prior year, representing a decrease of $6.2 million. Of the total amount of $13.5 million for the month ended December 31, 2011, $9.3 million VAT refunds was related to the VAT refund claims made for the sales from January to September 2011 that were approved in the second quarter of the prior year due to the delay in the government’s issuance of the renewed VAT refund policy. Excluding this effect, the VAT refunds and government subsidies amounted to $7.3 million and $4.2 million for the quarter ended December 31, 2012, December 31, 2011 respectively.

The income tax expenses and the effective tax rate were $2.6 million and 16.8% for the three months ended December 31, 2012, as compared to $1.3 million and 6.2% for the same period of the prior year. The lower rate for the quarter ended December 31, 2011 was mainly due to the large sum of VAT refunds recognized, which was a non-taxable income.

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 6

For the three months ended December 31, 2012, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation expenses was $13.6 million or $0.24 per diluted share based on 56 million shares outstanding. This represents a decrease of $6.8 million, or 33.4%, over the $20.4 million, or $0.37 per share based on 56 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $13.1 million, or $0.23 per diluted share representing a decrease of $7.2 million or 35.5%, over the $20.3 million, or $0.36 per diluted share reported in the prior year period. The decrease of net income is mainly due to lower VAT refunds and government subsidies.

Backlog Highlights

Hollysys’ backlog as of December 31, 2012 was $359.6 million, representing a decrease of 2.5% compared to $368.7 million as at September 30, 2012, and an increase of 8.3% compared to $332.1 million as at December 31, 2011.The detailed breakdown of the backlog by segment was as followings:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2012-12-31		2012-9-30			2011-12-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	125.4	34.9%	145.2	39.4%	(13.6%)	124.4	37.5%	0.8%
Rail Transportation	206.7	57.4%	185.3	50.2%	11.5%	170.4	51.3%	21.3%
Miscellaneous	27.5	7.7%	38.2	10.4%	(28.1%)	37.3	11.2%	(26.3%)
Total	359.6	100.0%	368.7	100.0%	(2.5%)	332.1	100.0%	8.3%

Cash Flow Highlights

The net cash used in operating activities was $2.9 million for the three months ended December 31, 2012; including investing and financing activities, the total net cash inflows for this quarter was $4.1 million. Of the total net cash inflows, there was a cash inflow of matured time deposits with original maturities over three months amounting to $10.0 million included in investing activities during this quarter.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $133.5 million, $139.2 million, and $130.0 million as of December 31, 2012, September 30, 2012, and December 31, 2011, respectively. Of the total $133.5 million as of December 31, 2012, cash and cash equivalents were $125.3 million, and time deposits with original maturities over three months were $8.2 million.

For the three months ended December 31, 2012, Days Sales Outstanding (“DSO”) was 161 days, as compared to 150 days year over year and 140 days quarter over quarter; and inventory turnover was 42 days, as compared to 54 days year over year and 43 days quarter over quarter.

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 7

Outlook for FY 2013

Dr. Wang concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance of fiscal year 2013 with revenue in the range of $385 million to $410 million and non-GAAP net income in the range of $63 million to $67 million unchanged.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call 9:00 a.m. Beijing Time on February 20, 2013 / 8:00 p.m. U.S. Eastern Time on February 19, 2013. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 92254065.

1-866-519-4004 (USA)

800-930-346 (HK)

+852-24750994 (HK)

800-819-0121 (China Landline)

400-620-8038 (China Mobile)

+ 65-67239381 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 4,000 customers more than 15,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US Dollars except for per-share data)

	Three months ended December 31,		Six months ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$81,181,627	$75,901,956	$164,033,662	$159,383,839
Products sales	6,023,980	4,386,448	11,238,563	8,068,638
Total revenues	87,205,607	80,288,404	175,272,225	167,452,477

Cost of integrated contracts	57,013,225	48,243,403	113,040,984	101,149,057
Cost of products sold	2,182,121	1,168,308	3,954,308	2,479,579
Gross profit	28,010,261	30,876,693	58,276,933	63,823,841

Operating expenses
Selling	8,086,257	8,059,951	14,679,142	15,041,782
General and administrative	4,670,168	7,542,441	11,029,027	12,557,924
Research and development	8,334,000	6,880,941	16,008,707	12,950,410
VAT refunds and government subsidies	(7,294,961)	(13,456,043)	(11,877,547)	(13,850,534)
Total operating expenses	13,795,464	9,027,290	29,839,329	26,699,582

Income from operations	14,214,797	21,849,403	28,437,604	37,124,259

Other income , net	901,645	71,443	2,938,308	259,369
Share of net (loss) income of equity investees	(450,755)	206,872	288,263	151,697
Dividend income from cost investees	828,567	-	828,567	-
Interest income	750,727	424,137	1,732,438	629,115
Interest expenses	(521,475)	(864,897)	(1,237,306)	(1,791,014)
Income before income taxes	15,723,506	21,686,958	32,987,874	36,373,426

Income taxes expenses	2,635,096	1,334,468	4,601,152	3,200,648
Net income	13,088,410	20,352,490	28,386,722	33,172,778

Net income attributable to non-controlling interests	17,870	81,938	92,694	222,868
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$13,070,540	$20,270,552	$28,294,028	$32,949,910

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	1,804,697	1,714,300	(112,757)	5,653,872
Comprehensive income	14,893,107	22,066,790	28,273,965	38,826,650

Comprehensive income attributable to non-controlling interests	31,476	90,814	99,437	248,865
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$14,861,631	$21,975,976	28,174,528	38,577,785

Net income per ordinary share:
Basic	0.23	0.36	0.51	0.60
Diluted	0.23	0.36	0.50	0.59
Weighted average ordinary shares used in income per share computation:
Basic	56,001,526	55,703,338	56,000,221	55,356,413
Diluted	56,070,948	55,852,982	56,066,950	55,592,152

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,	September 30,
	2012	2012
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$125,262,261	$121,157,212
Time deposits with original maturities over three months	8,187,751	18,015,398
Restricted cash	3,175,576	3,829,739
Accounts receivable, net of allowance for doubtful accounts of $15,443,730 and $15,777,271 as of December 31,2012 and September 30, 2012, respectively	168,168,878	136,752,983
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,489,477 and $1,768,528 as of December 31, 2012 and September 30, 2012, respectively	118,625,168	126,344,148
Other receivables, net of allowance for doubtful accounts of $272,361 and $354,214 as of December 31, 2012 and September 30, 2012, respectively	6,967,259	5,948,416
Advances to suppliers	6,981,527	8,542,288
Amount due from related parties	14,739,788	14,750,841
Inventories, net	25,756,160	28,553,597
Prepaid expenses	858,274	288,241
Income tax recoverable	102,655	319,298
Deferred tax assets	1,994,575	652,979
Total current assets	480,819,872	465,155,140

Restricted cash	1,195,548	675,651
Prepaid expenses	29,205	-
Property, plant and equipment, net	70,510,908	69,137,613
Prepaid land leases	6,829,996	6,813,632
Acquired intangible assets, net	371,836	503,328
Investments in equity investees	14,055,037	14,256,245
Investments in cost investees	3,650,290	2,989,025
Goodwill	27,686,774	27,643,846
Deferred tax assets	466,170	1,376,462

Total assets	605,615,636	588,550,942

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	7,959,768	7,895,145
Accounts payable	85,760,172	83,314,254
Construction cost payable	4,213,860	3,309,360
Deferred revenue	72,606,208	70,235,032
Accrued payroll and related expense	9,989,855	7,239,996
Income tax payable	3,068,458	3,148,875
Warranty liabilities	3,827,355	1,602,545
Other tax payables	18,183,202	18,504,017
Accrued liabilities	8,464,522	14,077,091
Amounts due to related parties	1,594,749	1,835,253
Deferred tax liabilities	200,452	1,351,906
Total current liabilities	215,868,601	212,513,474

Long-term bank loans	20,804,534	22,610,747
Deferred tax liabilities	223,368	234,111
Total liabilities	236,896,503	235,358,332

Commitments and contingencies

Equity
Ordinary shares	56,029	55,999
Additional paid-in capital	152,595,661	151,831,919
Statutory reserves	23,128,214	23,091,072
Retained earnings	159,060,872	146,157,830
Accumulated other comprehensive income	32,595,056	30,803,965
Total Hollysys Automation Technologies Ltd. stockholder’s equity	367,435,832	351,940,785

Non-controlling interests	1,283,301	1,251,825
Total equity	368,719,133	353,192,610

Total liabilities and equity	$605,615,636	$588,550,942

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended December 31, 2012	Six months ended December 31, 2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$13,088,410	$28,386,722
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	1,549,652	3,016,951
Amortization of prepaid land leases	39,229	78,279
Amortization of intangible assets	130,724	174,035
Allowance for doubtful accounts	(424,089)	1,141,757
Loss on disposal of property, plant and equipment	1,051	25,166
Share of net loss (income) from equity investees	450,755	(288,263)
Stock dividends from cost investees	(828,567)	(828,567)
Gain on disposal of a subsidiary	(136,795)	(136,795)
Share based compensation expenses	526,772	1,053,545
Deferred income tax expenses	(1,632,632)	(1,269,670)
Changes in operating assets and liabilities:
Accounts receivable	(30,729,525)	(32,225,082)
Costs and estimated earnings in excess of billings	8,950,142	(2,408,240)
Inventories	2,941,596	1,091,660
Advances to suppliers	1,638,898	3,373,135
Other receivables	(892,749)	468,489
Deposits and other assets	(435,481)	1,318,312
Due from related parties	201,591	1,274,795
Accounts payable	2,389,095	6,947,250
Deferred revenue	1,919,368	12,808,899
Accruals and other payable	(1,037,005)	3,263,634
Due to related parties	(256,515)	(380,550)
Income tax payable	114,343	(514,921)
Other tax payables	(473,090)	(147,489)
Net cash (used in) provided by operating activities	(2,904,822)	26,223,052

Cash flows from investing activities:
Time deposits placed with banks	(72,292)	(5,289,537)
Purchases of property, plant and equipment	(1,254,877)	(5,288,117)
Maturity of time deposits	10,003,337	18,769,802
Proceeds from disposal of a subsidiary	111,998	111,998
Net cash provided by investing activities	8,788,166	8,304,146

Cash flows from financing activities:
Repayments of long-term bank loans	(1,985,332)	(3,961,330)
Proceeds from exercise of share options	237,000	237,000
Net cash used in financing activities	(1,748,332)	(3,724,330)

Effect of foreign exchange rate changes	(29,963)	(1,873,569)
Net increase in cash and cash equivalents	$4,105,049	$28,929,299

Cash and cash equivalents, beginning of period	$121,157,212	$96,332,962
Cash and cash equivalents, end of period	125,262,261	125,262,261

Hollysys Automation Technologies, Ltd Feb 19, 2013	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the stock-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date. It will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended		Six months ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

General and administrative expenses	$4,670,168	$7,542,441	$11,029,027	$12,557,924
Minus:
Stock-based compensation cost	526,772	157,356	1,053,545	314,712
Non-GAAP general and administrative expenses	$4,143,396	$7,385,085	$9,975,482	$12,243,212

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$13,070,540	$20,270,552	$28,294,028	$32,949,910
Add:
Stock-based compensation cost	526,772	157,356	1,053,545	314,712
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$13,597,312	$20,427,908	$29,347,573	$33,264,622

Weighted average number of ordinary shares	56,001,526	55,703,338	56,000,221	55,356,413
Weighted average number of diluted ordinary shares	56,070,948	55,852,982	56,066,950	55,592,152
Non-GAAP basic earnings per share	$0.24	$0.37	$0.52	$0.60
Non-GAAP diluted earnings per share	$0.24	$0.37	$0.52	$0.60